Filed Pursuant to Rule 433

Registration Statement No. 333-206013

November 28, 2017

Deutsche Bank Aktiengesellschaft

$1,000,000,000 Fixed to Fixed Reset Rate Subordinated Tier 2 Notes due 2032

Issuer:	Deutsche Bank Aktiengesellschaft, acting through its New York Branch
Instruments:	Fixed Rate Subordinated Tier 2 Notes due 2032 (the “Notes”)
Ranking:	Subordinated, pari passu with existing Tier 2 instruments of Deutsche Bank Aktiengesellschaft
Expected Instrument Ratings:*	Ba2, Stable (Moody’s) / BB+, Negative (S&P) / BBB, Stable (Fitch)
Principal Amount:	$1,000,000,000
Denominations:	$200,000 and integral multiples of $1,000 in excess thereof
Pricing:	November 28, 2017
Settlement:	December 1, 2017
Maturity:	December 1, 2032
Call Date / Reset Date	December 1, 2027
Interest Rate:

Non deferrable;

4.875% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2018 until the Reset Date

The Reset Rate, payable semi-annually in arrears on June 1 and December 1 of each year after the Reset Date, commencing June 1, 2028

Reset Rate	5-year US$ mid-swap rate (as observed 2 Business Days prior to the Reset Date) + 2.553% (the “Credit Spread”) per annum
Day Count Basis:	30/360, following, unadjusted
Business Days:	TARGET2 and New York
Treasury Benchmark:	UST 2.25% November 2027
Reoffer Spread over Treasury Benchmark:	255 bps
Credit Spread:	255.3 bps
Reoffer Yield:	4.878%
Reoffer Price:	99.976
Fees:	0.55%

Sole Book Runner:	Deutsche Bank Securities Inc.
Co-lead managers:	Scotia Capital (USA) Inc., CIBC World Markets Corp., RBC Capital Markets, LLC, TD Securities (USA) LLC, nabSecurities, LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Lloyds Securities Inc., Santander Investment Securities Inc., Regions Securities LLC, U.S. Bancorp Investments, Inc., Academy Securities, Inc., Mischler Financial Group, Inc.
Extraordinary Call Event:	Subject to the prior consent of the competent supervisory authority, the Issuer may redeem all, but not some, of the Notes at its option at 100% of their principal amount (subject to the imposition of any Resolution Measure) plus accrued but unpaid interest on the Reset Date, for certain tax reasons or for certain regulatory reasons, as described further in the Prospectus Supplement
Resolution Measures:

The prospectus supplement contains references to Resolution Measures to which the Issuer and the Notes may be subject under the powers which may be exercised by the Issuer’s competent resolution authority.

By its acquisition of the Notes, each prospective holder will be deemed irrevocably to have agreed to be bound by any such Resolution Measure.

Documentation:	SEC registered; registration statement dated July 31, 2015, base prospectus dated April 27, 2016; prospectus supplement dated November 28, 2017, subordinated indenture dated May 21, 2013 and third and fourth supplemental subordinated indentures, each to be dated on or about December 1, 2017.
Listing:	None
ISIN / CUSIP:	US251526BN89 / 251526 BN8
Governing Law:	The Notes and the subordinated indenture will be governed by and construed in accordance with the laws of the State of New York, except for the subordination provisions of each of the Notes and the subordinated indenture, which will be governed by and construed in accordance with German law, and except as may otherwise be required by mandatory provisions of law.
Clearing:	DTC, including participants in Euroclear/Clearstream

* A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.